UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Changes in Numbers of Outstanding Securities

On April 6, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that as of April 5, 2017, there have been reductions in the principal outstanding amount of certain series of the Company’s debentures, from the amounts last reported by the Company, as a result of repurchases by the Company. The repurchases were made pursuant to the debenture repurchase program previously announced by the Company, under which the Company may repurchase, over the course of the one year period from March 31, 2017 until March 31, 2018, up to 250 million New Israeli Shekels (“NIS”) of its outstanding debentures (of any series). The reductions in outstanding debentures consist of the following:

(i)	a purchase for cancelation by the Company of NIS 78,681 in the outstanding principal amount of Series A Debentures, resulting in a remaining outstanding principal amount of NIS 44,357,817;
(ii)	a purchase for cancelation by the Company of NIS 1,439,734, in the outstanding principal amount of Series C Debentures, resulting in a remaining outstanding principal amount of NIS 499,209,695;
(iii)	a purchase for cancellation by the Company of NIS 3,212,547, in the outstanding principal amount of Series E Debentures, resulting in a remaining outstanding principal amount of NIS 552,356,198;
(iv)	a purchase for cancellation by the Company of NIS 1,420,767, in the outstanding principal amount of Series I Debentures, resulting in a remaining outstanding principal amount of NIS 477,595,542; and
(v)	a purchase for cancellation by the Company of NIS 7,348,022 in the outstanding principal amount of Series J Debentures, resulting in a remaining outstanding principal amount of NIS 690,714,068.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: April 10, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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